# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Xanadu Quantum Technologies Ltd., CIK 0002097163
CUSIP: 98390R102
Title of class of securities: Class B Subordinate Voting Shares, without par value
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8
Date of event which requires filing of this statement: 03/26/2026
Filed by CIK 0002115172
Persons authorized to receive notices and communications: Christian Weedbrook, 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8, (416) 304-9629

## Reporting persons
- Christian Weedbrook (CIK 0002115172): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: personal funds (PF); sole voting power 46,432,704; shared voting power 0; sole dispositive power 46,432,704; shared dispositive power 0; aggregate amount beneficially owned 46,432,704 (51.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Subordinate Voting Shares, without par value
Name of issuer: Xanadu Quantum Technologies Ltd.
Address of issuer's principal executive offices: 777 Bay Street, Suite 2400, Toronto, Ontario Canada (A6), M5G 2C8

## Item 2. Identity and Background
Name of person filing: Christian Weedbrook (the "Reporting Person")
Residence or business address: 777 Bay Street, Suite 2400, Toronto, Ontario M5G 2C8, Canada
Present principal occupation or employment: Mr. Weedbrook serves as Chief Executive Officer and Director of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Weedbrook is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: To the extent required by Item 3, the information contained in Item 4 is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
As previously disclosed on the Issuer's Form 20-F filed with the Securities and Exchange Commission (the "SEC") on April 1, 2026, on March 26, 2026 (the "Closing Date"), the Issuer consummated the previously announced business combination pursuant to the Business Combination Agreement (the "Business Combination Agreement"), dated as of November 3, 2025, by and among Crane Harbor Acquisition Corp., a Cayman Islands exempted company subsequently continued as a corporation under the Business Corporations Act (Ontario) and renamed following completion of the transaction as Xanadu Quantum Technologies Former SPAC Inc. ("Crane Harbor"), and Xanadu Quantum Technologies Inc., a corporation continued under the Business Corporations Act (Ontario) ("Old Xanadu"), which provided for, among other things and subject to the terms and conditions contained in the Business Combination Agreement, and the plan of arrangement (the "Plan of Arrangement"), (i) the continuation of Crane Harbor from the Companies Act (Cayman Islands) to the Business Corporations Act (Ontario) (the "Crane Harbor Continuance"), (ii) the Issuer's acquisition of all of the issued and outstanding shares in the capital of Crane Harbor in exchange for subordinate voting shares in the capital of the Issuer ("Class B Subordinate Voting Shares") and all of the issued and outstanding shares in the capital of Old Xanadu, other than Non-Voting Common Shares in the capital of Old Xanadu ("Non-Voting Common Shares"), for multiple voting shares in the capital of the Issuer ("Class A Multiple Voting Shares," and together with the Class B Subordinate Voting Shares, the "Shares") and all of the issued and outstanding Non-Voting Common Shares, for Class B Subordinate Voting Shares, in each case, by way of a court approved arrangement under Section 182 of the Business Corporations Act (Ontario) (the "Arrangement"), resulting in Crane Harbor and Old Xanadu becoming wholly-owned subsidiaries of the Issuer; and (iii) the listing of the Class B Subordinate Voting Shares for trading on each of the Nasdaq Global Market ("Nasdaq") and the Toronto Stock Exchange (the "TSX") (collectively, with the other transactions contemplated in the Business Combination Agreement, the Plan of Arrangement and the documents contemplated therein, the "Transactions").

On the Closing Date and pursuant to the Plan of Arrangement, among other things, (i) each then issued and outstanding Old Xanadu Preferred Share held by an Old Xanadu Preferred Shareholder was converted into and exchanged for one Old Xanadu Voting Common Share; (ii) each then issued and outstanding Old Xanadu Voting Common Share held by an Old Xanadu Voting Common Shareholder was transferred to the Issuer in consideration for that number of Class A Multiple Voting Shares equal to the Exchange Ratio; (iii) each then issued and outstanding Old Xanadu Non-Voting Common Share held by an Old Xanadu Non-Voting Common Shareholder was transferred to the Issuer in consideration for that number of Class B Subordinate Voting Shares equal to the Exchange Ratio; (iv) each Old Xanadu Voting Option then outstanding was exchanged for an option to purchase Class A Multiple Voting Shares (each, a "MVS Option"); (v) each then outstanding Old Xanadu Non-Voting Option was exchanged for an option to purchase Class B Subordinate Voting Shares (each, a "SVS Option"); and (vi) each then outstanding Old Xanadu Warrant to purchase Voting Common Shares in the capital of Old Xanadu was exchanged for a warrant to purchase Class A Multiple Voting Shares (the "MVS Warrants") and each then outstanding Old Xanadu Warrant to purchase Non-Voting Common Shares was exchanged for a warrant to purchase Class B Subordinate Voting Shares (the "SVS Warrants," and together with the MVS Warrants, the "Warrants"), each as provided in the Plan of Arrangement.

The Reporting Person received an aggregate of 46,432,704 Class A Multiple Voting Shares on the Closing Date in connection with the closing of the Transactions in exchange for equity of Old Xanadu.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by reference to the Business Combination Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated by reference herein.

Plans or Proposals

The Reporting Person is the Chief Executive Officer and a member of the board of directors ("Board") of the Issuer. In this capacity, he may communicate with other members of management, other members of the Board, and/or other shareholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board with a view to maximizing shareholder value. Such discussions and actions may be preliminary and exploratory in nature, and may not rise to the level of a plan or proposal.

As an executive officer of the Issuer, the Reporting Person is eligible to receive, from time to time at the discretion of the Board or the compensation committee or other duly constituted committee thereof, equity awards pursuant to the Issuer's Omnibus Long Term Incentive Plan or other equity plans adopted from time to time. Such awards may consist of stock options, restricted share awards or restricted share units, which may be subject to vesting upon the satisfaction of time-based or performance-based vesting conditions.

Additionally, pursuant to the Rights Agreement (as defined in Item 6 below), as long as the Reporting Person owns, controls or directs, directly or indirectly, in the aggregate, 5% or more of the voting rights attached to all then-outstanding shares of the Issuer (on a non-diluted basis), in connection with any election of directors, (i) the Issuer's Chief Executive Officer shall be a nominee to serve as a director, and (ii) the Reporting Person shall be entitled to nominate one individual to serve as a director.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to, or would result in, any of the actions described in Item 4 of Schedule 13D, although the Reporting Person, at any time and from time to time, may review, reconsider and change such position, change his purpose, or develop such plans, and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Rows 11 and 13 of the Reporting Person's cover page to this Schedule 13D set forth the aggregate number of Class B Subordinate Voting Shares and percentages of the Class B Subordinate Voting Shares beneficially owned by the Reporting Person and are incorporated by reference. The Reporting Person's ownership of the Issuer's securities consists of 46,432,704 Class A Multiple Voting Shares. The Class A Multiple Voting Shares are convertible on a one-for-one basis into an equal number of Class B Subordinate Voting Shares. The percentage set forth in row 13 is based upon 43,284,436 Class B Subordinate Voting Shares outstanding as of March 26, 2026, as reported in the Issuer's Shell Company Report on Form 20-F filed with the SEC on April 1, 2026, adjusted in accordance with rules of the SEC, to give effect to the full conversion of Class A Multiple Voting Shares beneficially owned by the Reporting Person (but not the conversion of any other outstanding Class A Multiple Voting Shares). The shares beneficially owned by the Reporting Person represent 18.2% of the Class A Multiple Voting Shares and 15.6% of the total combined Class A Multiple Voting and Class B Subordinate Voting Shares, in each case, outstanding as of March 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of the Reporting Person's cover page to this Schedule 13D set forth the number of Class B Subordinate Voting Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, the Reporting Person has not effected any transactions with respect to the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 4 is incorporated herein by reference.

Indemnification Agreements

The Reporting Person has entered into the Issuer's standard form of Indemnification Agreement (the "Indemnification Agreement"). The Indemnification Agreement provides for indemnification and advancement by the Issuer of certain expenses and costs relating to claims, suits, or proceedings arising from service by the Reporting Person to the Issuer or, at its request, service to other entities, as an executive officer and director to the maximum extent permitted by applicable law.

Investor and Registration Rights Agreement

Pursuant to the Investor and Registration Rights Agreement dated March 26, 2026 (the "Rights Agreement"), the Issuer has agreed to file, within 30 calendar days after the Closing Date, a registration statement (the "Resale Registration Statement") with the SEC to register the resale of shares held by certain shareholders (the "Holders"), including the Reporting Person. The Issuer has agreed to use its commercially reasonable efforts to cause the Resale Registration Statement to become effective by the SEC as soon as reasonably practicable after the initial filing thereof. The Holders are also entitled to customary demand and piggy-back registration rights.

Lock-up

Pursuant to an agreement entered into with Old Xanadu, the holders of substantially all Shares issued upon the exchange of Old Xanadu securities in connection with the Business Combination, including the Reporting Person, are subject to customary market standoff provisions that restrict such holders' ability to lend, offer, pledge, sell, transfer or otherwise dispose of shares for a period following the Closing Date of up to 180 days, as provided therein, subject to customary exceptions and any earlier waiver or termination in accordance with their terms.

The foregoing descriptions of the Rights Agreement and the Indemnification Agreement do not purport to be complete and are qualified in their entirety by reference to the Rights Agreement and form of Indemnification Agreement, copies of which are filed as Exhibits 99.2 and 99.3 hereto and incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Business Combination Agreement, dated November 3, 2025, by and among Crane Harbor Acquisition Corp., Xanadu Quantum Technologies Limited and Xanadu Quantum Technologies Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement on Form F-4 (File No. 333-292991) filed with the SEC on February 27, 2026).

Exhibit 99.2 Investor and Registration Rights Agreement, dated March 26, 2026, by and among Xanadu Quantum Technologies Limited, Crane Harbor Sponsor, LLC and the other parties listed in Schedule A thereto (incorporated by reference to Exhibit 2.3 to the Issuer's Shell Company Report on Form 20-F (File No. 001-43205) filed with the SEC on April 1, 2026).

Exhibit 99.3 Form of Indemnification Agreement (incorporated by reference to Exhibit 4.9 to the Issuer's Shell Company Report on Form 20-F (File No. 001-43205) filed with the SEC on April 1, 2026).

## Signatures
- Christian Weedbrook: /s/ Christian Weedbrook, Christian Weedbrook (04/02/2026)